[SHEARMAN & STERLING LLP NEW YORK CITY LETTERHEAD]









WRITER'S EMAIL ADDRESS:
ngreene@shearman.com


                                                                 June 9, 2006





Jeff Long
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


                     Citigroup Alternative Investments Trust
                       (File Nos. 333-13137 and 811-21854)


Dear Mr. Long:

                  Thank you for your prompt consideration of the preliminary balance sheet for the Registration Statement on Form N-2, as filed most recently on June 2, 2006, for Citigroup Alternative Investments Trust (the "Registration Statement" and the "Fund", respectively). As agreed, I am summarizing our conversation by this letter and submitting the same via email and EDGAR correspondence.

                  Our discussion principally related to the accounting treatment of certain contingent organizational fees and expenses, which the Fund believes are "reasonably possible" but not "likely" as those terms are understood for purposes of guidance under FAS 5. As such, the Fund presents, in its audited seed balance sheet, those fees and expenses as a contingency but not as a current liability. The amount of those fees and expenses is shown in the notes to the seed balance sheet, as follows:

                  Offering expenses of $343,013 have been incurred. Additional offering expenses of $50,000 are estimated to be incurred subsequent to June 1, 2006, but prior to the date of the public offering. As the Fund has a continuous offering period, the offering expenses will be amortized to expense over twelve months on a straight-line basis beginning upon commencement of the Fund's operations. Organization costs of $5,516 have been borne by the Adviser and will not be borne by the

                  Fund. In addition, certain other fees and expenses associated with organization of the Fund of $109,315 are contingent upon the Fund receiving subscriptions totaling $100 million. If $100 million of subscriptions is not achieved within 12 months and one day from the date of the initial public issuance of shares, the Fund will not be liable for these contingent fees and expenses.

               Supplemental Discussion as to Contingency Treatment
               ---------------------------------------------------

                  You had asked that I supplementally discuss the considerations underlying the foregoing contingency treatment. You also pointed to both the registration fees paid (registering $500 million in Shares under the Registration Statement) and the Registration Statement's fee/expense table as evidencing an expectation that the Fund likely would receive subscriptions totaling $100 million within the contingency period. You asked me to reconcile those points with the contingency treatment.

                  As to the registration fees, neither we nor the Fund's sponsor believe those fees should be understood as any judgment, in the case of a continuous-offering fund (like this one), as to the likelihood of a given asset level being obtained within a one-year period. To the contrary, given the time and expense required for a closed-end fund to register additional shares, the decision to register shares above - even well above - current sales expectations is a purely prudential one.

                  As to the fee/expense table, thank you for noting that inconsistency, which we will correct by modifying the fee and expense calculations to assume a one-year asset level at approximately $75 million. The fee/expense table in the current Registration Statement inadvertently reflects calculations made earlier in the process of organizing the Fund and does not conform with current expectations.

                  While any estimation as to asset raise size and timing is uncertain, there are various factors that make it "less than likely" that the aforementioned contingency conditions (i.e., $100 million in subscription within a period of twelve months and a day) will be satisfied in the case of the Fund. In particular:

               o No pre-offering (e.g., red herring) activities have been undertaken.

               o Negotiations as to the exact expected duties of the sole placement agent (the term used by this Fund for its selling broker) in the offering process are ongoing and have taken longer than expected and no additional placement agent channels have been identified.

               o The sole placement agent's internal approval process for selling the Fund has been obtained only recently in a process that took months longer than expected. This was a development not expected when the original fee/expense table estimates were made.

               o Internal compliance requirements as to investor eligibility standards substantially limit the potential for any "mass marketing" activities.

               o The sponsor has limited institutional experience with distribution of registered investment companies. For your reference, distribution of the sponsor's sole prior registered investment company resulted in raise rates averaging just $10 million per month for the first year and achieved only with substantial irregularity on a month to month basis. (That prior fund was launched at the beginning of a calendar year, a traditionally more successful period for commencing sales activity, and also received a large proprietary investment at launch that may have been a factor in encouraging third-party investment. No such proprietary support is expected for the Fund.)

               o Continuing interest rate and stock market uncertainty makes investor interest difficult to assess. The likely summer launch date, and historic limitations on raising assets during summer months, compounds this difficulty in assessment.

                           Modifications to Disclosure
                           ---------------------------

                  You separately noted an inconsistency in disclosure in the Registration Statement that contemplates the Adviser being reimbursed for organizational expenses over a twelve-month period. For your reference, that disclosure will be removed and replaced as follows:

                  Certain of the Trust's and the Fund's organizational expenses will be borne by the Adviser. The remainder of those expenses will be borne by the Fund, but only if certain minimum asset size targets are met within a period of twelve months and one day from the date of the initial public subscription of Shares (the "Initial Closing Date"). Expenses related to the initial offering of the Shares will be borne by the Fund and will be amortized over a twelve-month period following the Initial Closing Date.

                  In the same manner, the footnote to the presentation of offering proceeds on the cover of the Registration Statement will be removed and replaced as follows:

                  Proceeds to the Fund will vary according to the number of Shares sold. These estimated proceeds assume the sale of all Shares registered under this offering, but are before deduction of expenses related to the initial offering of the Shares (which will be borne by the Fund and will be amortized over a twelve-month period following the initial public subscription of Shares (the "Initial Closing Date")) and certain contingent organizational costs (which will be borne by the Fund only if certain minimum asset size targets are met within a period of twelve months and one day from the Initial Closing Date). Those initial offering costs are estimated at $395,000 and those contingent organizational costs are estimated at $110,000.

                              *         *         *         *

                  In closing, please be advised that I and the Fund's sponsor have discussed these matters with the Fund's auditors, KPMG LLP, and they are comfortable with the assumptions and supporting explanations I describe above. While, I trust the foregoing is sufficient to summarize our conversation, please do not hesitate to call me at 212-848-4668 if I can offer any additional information.



                                                       Yours sincerely,


                                                       /s/ Nathan J. Greene
                                                       Nathan J. Greene


cc:  Jeffrey Traum (Citigroup Alternative Investments)
     Joshua Cherry-Seto (Citigroup Alternative Investments)
     Trudi Gilligan (Chief Compliance Officer of the Fund)
     Paul S. Schreiber (Shearman & Sterling LLP)
     Isabelle Sajous (Shearman & Sterling LLP)
     Sean McKee (KPMG LLP)